Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

THE CHAIRMAN’S REPORT

April 22, 2005

A LETTER FROM ED WHITACRE

New Era, New Company

Fellow Employees,

It’s clear to all of us by now that for SBC, 2005 is shaping up to be a year like no other.  But here’s the really interesting thing:  That was the case even before we announced our plans to acquire AT&T.

After years of talking about the day when technologies would converge, it’s finally happening.  Thanks to superfast broadband and Internet protocol (IP), the worlds of communication and entertainment have merged.  Everything we do this year will position us to become the only communications and entertainment provider our customers will want.

We’re transforming our network — through Project Lightspeed — and our company so that we can deliver on the promise of IP.  Advances in technology are making this transformation not only possible, but essential.  Our customers have high expectations, and we must deliver.

Toward the end of this year or the beginning of next year, we’ll have launched IPTV — video service over broadband.  With IPTV comes the promise of video on demand and many other terrific features.

We’ll also expand our use of IP technology to provide advanced voice and data services for business customers of all sizes.  And throughout the year, we’ll be working with Cingular to continue to integrate the wireless/wire-line experience.

Even as we’re transforming, however, some things about our business will never change — especially our commitment to providing an outstanding customer experience.  No matter what we’re selling or what we’re installing, excellent service will always be at the heart of our business.

What does all of this mean to you? It means that in 2005, you are a part of the transformation of SBC.  Every one of us has the ability to make a real difference.  By making referrals, finding ways to drive out costs, reaching out to customers and remaining flexible as we evolve to an IP-based provider, each of us can help SBC complete its transformation into the flagship American communications company of the 21st century.

I feel privileged to be a part of what’s happening in our industry today, and I hope you do too.  Our future depends on our ability to complete this transformation successfully.  Thanks in advance for all you’re doing to help us get there.

/s/ Ed Whitacre
Ed Whitacre

SBC 2005

WIRELINE STRATEGY – The Wireline 9

This year SBC is focused on nine keys to success in the wireline organization — a series of imperatives known as the Wireline 9. They fall into two general categories — Grow the Core to keep the momentum going and Invest in IP, which will position the company for success for decades to come.

GROW THE CORE

•             Consumer. Our challenges are wireless and VoIP substitution and cable competition.  We are aggressively bundling and targeting our products to the right customers, at the right time, at the right price to drive access line stability and revenue growth.

•             Small and Medium Business. SBC is uniquely positioned to win in this market.  Small and medium businesses are eager to take advantage of emerging IP and wireless technologies.

•             Wholesale. Opportunities include:  UNE-P revenue, switched access compensation from carriers, wholesale IP services compensation and high-capacity services for wireless companies, a revenue stream that can grow at double-digit rates.

•             Improve the Customer Experience. Simplifying the customer experience and our processes is the theme.  Good service means creating online, self-service options; simplifying our product portfolio and our disclosures; and improving our billing.

•             Revamp Our Cost Structure. This is critical to compete effectively with companies that have a lower cost structure.  We are quickly implementing initiatives such as our call center and network center transformations, which reduce costs and improve service.

INVEST IN IP

•             Grow the Enterprise Segment. Large business is a key growth driver, and we’re becoming a major player in this $100 billion national market.  Acquiring AT&T will significantly accelerate our entry into this market and, once the deal closes, we will be the enterprise leader.

•             Video and Broadband. Our investment in AT&T, coupled with our $4 billion Project Lightspeed fiber expansion plan, will usher in our IP future in the consumer segment. We want to beat the cable companies’ video offerings and grab a share of this growing $63 billion market.

•             VoIP. This is a huge opportunity in the business arena where no company matches our selection of solutions.  Later, we will offer consumer VoIP service.

•             Integrate Wireless. We already are tying together our “grand slam” bundle of wireline, wireless, broadband and video, and soon we’ll be introducing a Wi-Fi, dual-mode cellular phone to enterprise customers.  It will start there, then we’ll work our way to the consumer market.

Consumer and Business Markets

•                                          We are taking several steps this year to accelerate our momentum in consumer and business markets.

•             In consumer markets, we’ll continue to increase the adoption rates for bundles — already at 64 percent — with simpler offers and new promotions.

•             We’ll accelerate our move into video, where SBC | DISH Network is our first step into a $63 billion market — nearly all of it untapped potential for SBC.

•             The next phase comes later this year when we introduce the HomeZone, a set-top box that combines SBC Yahoo! DSL and SBC | DISH Network.

•             Later this year or early next year, we take the biggest step of all with Project Lightspeed, our $4 billion, next-generation network initiative. We expect to extend fiber optics into neighborhoods across our 13-state region and initially provide 18 million households with IP-based super high-speed data, video and voice services by the end of 2007. Among small- to medium-business customers, we’re leading the market with the strongest data growth in years — and we’re accelerating that trend.

We’re doing that by providing business customers with services when, where and how they need them:  on the Web, in retail locations and through specialized vendors.

We’re offering the coverage and expertise that business customers need — including help in making the transition from conventional voice service to the VoIP networks of the future.

And we’re working closely with Cingular to win customers and provide them with integrated wireline/wireless products.  We’ll be introducing integrated wireline/wireless devices first with the enterprise market and moving them to consumers after that.

Strengthening the Core:

The Wholesale Market

•                                          The FCC decision last year to phase out UNE-P has led some to believe that the SBC wholesale business is going away.

In fact, nothing could be farther from the truth.

That’s a good thing. In 2004, our $7.6 billion in wholesale revenue represented about 20 percent of our total wireline revenue.  And growing strategic portions of our wholesale business is one of the nine wireline imperatives for success in 2005.

The resale of local access lines under the UNE-P mandate represented only about one quarter of the SBC wholesale revenues last year.  While some competitors will stop buying local access from SBC when they can no longer get it at government-set rates that often are below SBC cost, others will sign agreements to buy access from SBC at commercial rates.

Even as SBC transitions its local access wholesale customers from regulated to commercial terms, we are seizing opportunities in other segments of our wholesale business where market forces already are in play. High-capacity data already represents more than 40 percent of SBC total wholesale revenues. The sale of big data pipes to other carriers — especially cellular companies — will be a key growth area this year.  Wireless carriers are signing up new subscribers, rolling out new data applications and building towers every day.  Increased traffic means more high-speed trunk services purchased from SBC.

To Improve Margins, We Must Reduce Costs

•                                          To attract investors in today’s marketplace, we must improve our margins — that’s revenues minus costs.  We spend a lot of time talking about ways to grow revenue, but reducing costs is equally important. We can’t do one without the other.

For the past several years, we’ve been engaged in a focused, comprehensive effort to reduce our expenses.  We’re examining everything we do — from how we relate to customers to what kind of toner we use in our printers — in order to find ways to do it more efficiently. Just because we’ve always done something a certain way doesn’t mean we need to continue doing it that way — or that we need to continue doing it at all.

Our cost structure still compares unfavorably with that of our peers, such as Verizon and BellSouth, and also with many of our competitors, which puts us at a disadvantage.  That’s why we must continue to take cost out of the business.

Reducing costs and improving margins results in a stronger, more competitive company — and that benefits us all.

We spend a lot of time talking about ways to grow revenue, but reducing costs is equally important.

Service Matters

Service has always been a top priority for SBC, but this year we’re sharpening our focus. From the institutional to the individual level, we’re recommitting ourselves to providing the outstanding service that not only grows revenue, but also reduces costs.

FIVE REASONS WHY GREAT SERVICE MATTERS

1.                                       Providing outstanding service contributes directly to the bottom line through the revenue we retain (thanks to customer loyalty) and new revenue (very satisfied customers spend more).

2.                                       Only very satisfied customers can be considered loyal; all others are at risk of switching to a competitor.  In 2004, 47 percent of SBC customers said they were very satisfied.  The remaining 53 percent must be considered at risk — and we should consider that an opportunity for growth and improvement.

3.                                       If we can go the extra mile for these customers and increase our very satisfied customers by just 5 percent, it could mean as much as $1 billion in additional revenue.

4.                                       Service problems played a role in about 20 percent of our customer losses — in other words, those losses are preventable.

5.                                       It costs five times as much to acquire new customers as it does to retain existing ones.

FIVE OF THE MANY THINGS WE’RE DOING TO IMPROVE SERVICE

1.                                       Our Call Center Transformation Program is providing service reps with improved tools so they have quicker access to all the pertinent information about a customer’s account.

2.                                       Customers want to do business with us when it’s most convenient for them — which might be at 2 a.m.  We have more than 30 initiatives under way to provide customers with more online, self-service options, allowing them to order products and services, check and pay their bills and even report trouble at www.sbc.com.

3.                                       We’re implementing skill-based call-routing, and developing Complex Customer Care centers to make it easier to get customers to the right person the first time — and keep them there. Minimizing hand-offs is a priority.

4.                                       We’re overhauling our billing systems to make bills easier for customers to understand and manage.

5.                                       We’re working hard to cut back on time-consuming disclosures. One big success:  The SBC | DISH Network disclosure has been reduced from an initial 165 seconds to 25 seconds.  Customers are happier and reps are freed up to handle more calls.

ENTERPRISE MARKET

A Long Time Coming

•                                          Although it sometimes seemed we’d never get there, the doors to the lucrative enterprise market (big, big companies and government) finally opened to SBC in 2004, and we wasted no time in pushing through.  In just 12 months, we completed our network buildout, fielded a winning team, developed hundreds of processes and talked to thousands of potential customers.

And we achieved strong results.  In 2004, the industry began to recognize SBC as a national player.  We closed a $1 million contract every single day, while achieving CEE scores of 90-plus percent.  And we ended the year with momentum.

Still, we remain a small fish in a very big pond — and that doesn’t sit well with SBC.  Bob Ferguson, president and CEO-Enterprise Business Services, said, “In anything we do, we want to be the market leader. Being a follower just doesn’t cut it for us.

“Unfortunately,” he said, “becoming a big fish is difficult. We have limitations that can’t be overcome quickly, cheaply and with certainty.  So we faced a choice: Continue growing steadily and organically, or do a transformational deal and speed our entry into the enterprise space.”

That was one of the fundamental rationales for seeking to acquire AT&T. Ferguson said we learned a lot last year about why we win — and why we don’t win — in the enterprise market. When we don’t win contracts, it’s nearly always for one or more of these reasons:

•             Product limitations.

•             Shortcomings in our ability to follow customers internationally.

•             Lack of infrastructure in some out-of-region locations.

AT&T will propel us beyond all of these limitations.  Here’s a look at how the two companies will complement each another in the enterprise market:

•             We have a large customer base. AT&T has a national and international brand already familiar to these customers.

•             SBC carries significant voice and data in the consumer segment. AT&T leads in the enterprise space.  As the line between work and home life continues to erode, this becomes very significant.

•             We’re a leader in small and medium business, and we’re growing in large business. AT&T is established with the largest multinational corporations and government institutions.

•             We have extensive local broadband, and we’re building that out in a big way with Project Lightspeed.  AT&T brings a state-of-the-art national backbone.  Combined, the possibilities are limited only by our imaginations.

•             Our local access network is dense in our 13 states.  AT&T has mature national capabilities.

•             SBC’s solid financial position will enable us to leverage the data and IP capabilities that AT&T brings.  It takes investment to achieve efficiencies in IP and SBC is able to invest.

•             And finally, our wireless footprint and customer base as well as our experience in wireless open up tremendous possibilities.

The entire enterprise team is eager for the merger to close, Ferguson said, but for now, their sights are set on 2005. “Our plan is to maintain the momentum and focus on the here and now.  We will not be distracted.  We have plans to deliver strong results for SBC again in 2005, and I’m confident we’ll succeed.”

Project Lightspeed

Opens Up a “U-verse” of Opportunities

U-verse services will have unique functionalities and can be easily integrated with one another.

•                                          SBC is busy working at “light speed” to deliver the future of communications and home entertainment to our customers.  Through Project Lightspeed, SBC expects to deploy fiber to an initial 18 million households by the end of 2007 — reaching more than half of our footprint.

The fiber will dramatically expand the bandwidth available to homes — in turn expanding our service offerings to include integrated next-generation television, super-high-speed Internet access and Voice over IP services.

The result: SBC will be able to offer customers a cutting-edge experience unmatched in the marketplace.

As our Project Lightspeed-enabled suite of IP-based products and services, the SBC “U-verse” experience will provide unique functionalities that can be easily integrated with one another.

For example, future versions of our IPTV product will enable customers to program their digital video recorder from their cell phone, get caller ID over their TV and watch multiple channels at the same time through PIP (picture-in-picture) capability.  IPTV is also capable of delivering high-definition TV as well as a video store’s worth of content.

Separate from our U-verse suite of services, we’ll accelerate our move into the video market later this year with the rollout of our HomeZone set-top box, which integrates satellite TV programming, digital video recording, video on demand and Internet content, including Yahoo! Photos and music — and ties them all together with the familiar and intuitive SBC Yahoo! user interface.

SBC plans to be the second-largest video provider in our fiber-served footprint within five years.  We want to be the company that customers turn to first for innovative, integrated communications and entertainment solutions.

The SBC-AT&T Merger

Together, we are positioned to lead the communications revolution of the 21st century.

Complementary Strengths

Consumer customer base	National and international brand

Consumer voice and data traffic	Enterprise products and services portfolio

Small-, medium- and Large-business customer base	High-end enterprise and government customer base

Local broadband networks	National state-of-the-art network

Dense local access capabilities	Broad local access capabilities

Strong financial position	Data/IP capabilities

National wireless footprint and customer base	International service capabilities

•                                          With the AT&T acquisition, we are truly entering a new era as a new company.  The combination creates the nation’s premier communications company with unmatched global reach.

The $16 billion merger brings together two industry leaders with complementary values and strengths — companies that share a 120-year tradition of customer service, innovation and reliability.  By uniting, we will have the resources and skill sets to innovate and deliver to customers the next generation of advanced, integrated IP-based wireline and wireless communications services much faster.

As we go through the complex regulatory approval process and consistent with legal requirements, experts at SBC and AT&T are addressing the many issues raised by the proposed acquisition that we expect to be finalized late this year or early next year.

A lot of questions will be asked and decisions will be made in the coming months, but one thing is certain — our company will grow stronger and our presence will grow broader, allowing us to maximize opportunities for SBC employees and increase customer and shareholder value.

IMPORTANT NOTE

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.